UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 1-13546

STMicroelectronics N.V.

(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: A press release dated November 24, 2023, announcing the long term agreement signed between STMicroelectronics and ERG.

PR N°: C3215C

STMicroelectronics and ERG sign long-term agreement
for the supply of electricity produced from renewable sources in Italy

Geneva, Switzerland and Genoa, Italy, November 24, 2023 – STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, and ERG, a leading European independent producer of energy from renewable sources, through its subsidiary ERG Power Generation, announced today that they have signed a fifteen-year Power Purchase Agreement (PPA) for the supply of renewable energy to its operations in Italy over the 2024-2038 timeframe. In Italy, ST operates two high-volume semiconductor manufacturing sites in Agrate (near Milan) and Catania as well as multiple R&D, design, and sales and marketing sites.

The agreement is based on the sale by ERG of approximately 250 GWh of renewable energy per year, equivalent to a total volume of 3.75 TWh over 15 years, produced by the Sicilian wind farms of Camporeale near Palermo and Mineo-Militello-Vizzini near Catania. Both are repowering projects – upgraded with state-of-the art technologies for better efficiency and significantly higher power generation with a total installed capacity of 151.4 MW.

Geoff West, EVP and Chief Procurement Officer, STMicroelectronics, commented: “This agreement marks yet another important step towards ST’s goal of becoming carbon neutral in its operations (Scope 1 and 2 emissions, and partially scope 3) by 2027, including the sourcing of 100% renewable energy by 2027. PPAs will play a major role in our transition. Starting in 2024, this PPA with ERG will provide a significant level of renewable energy for ST’s operations in Italy, which includes R&D, design, sales and marketing and large-volume chip manufacturing.”

Paolo Merli, Chief Executive Officer of ERG commented: "We are pleased with this agreement with STMicroelectronics, a leading global technology operator committed, like ERG, to decarbonizing the planet through the use of renewable energy in its industrial processes. This agreement allows us to enhance, following the Partinico-Monreale wind farm, two additional repowering projects through energy sales mechanisms capable of stabilizing revenues, in line with current market standards, ensuring the proper remuneration of invested capital”.

More information about ST’s energy and climate change commitments is available here.

STMicroelectronics was supported by its PPA advisory partners act renewable GmbH, renewable energy consultancy to multinational corporates, Pexapark AG, a renewables market intelligence, software and advisory company, and Parola Associati, external legal counsel.

About STMicroelectronics

At ST, we are over 50,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are committed to achieving our goal to become carbon neutral on scope 1 and 2 and partially scope 3 by 2027. Further information can be found at www.st.com.

For further information, please contact:
INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel: +41.22.929.58.12

celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: +33.6.59.16.79.08

alexis.breton@st.com

About ERG

ERG is an industrial company that has been operating in the energy market for over 80 years, 70 years out of which in the oil sector supporting the development of the Country. ERG has been able to anticipate the current global decarbonisation process of the energy system through a complete transformation of its business model and to face global energy scenario challenges. It has completed the ecological transition by abandoning the oil sector and acquiring a leading role in the generation of electricity from renewable sources and natural gas in about ten years. Today it is the leading Italian wind operator, in the top ten European wind producers and among the top six photovoltaic operators in Italy.

For further information, please contact:
Emanuela Delucchi- Chief ESG, IR & Communication Officer
e-mail: edelucchi@erg.eu - ir@erg.eu

Anna Cavallarin- Head of External Communication
mobile + 39 3393985139 e-mail: acavallarin@erg.eu

Matteo Bagnara- Head of IR
e-mail: ir@erg.eu

www.erg.eu - @ergnow

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 24, 2023	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Purchasing, ERM and Resilience